Filed by Rovi Corporation Pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Rovi Corporation (Commission File No. 001-37764),

TiVo Inc. (Commission File No. 000-27141), and

Titan Technologies Corporation (Commission File No. 001-37764)

On June 6, 2016, Rovi Corporation and TiVo Inc. posted the following blog on their respective websites:

As we move toward bringing Rovi and TiVo together, we continue to evaluate multiple paths to put the award-winning TiVo consumer experience in the hands of users around the world. Recent reports indicated a possible intent to exit portions of the consumer business following the completion of the acquisition. There has not been any decision to exit the consumer hardware business. One of the options to accelerate our consumer business growth includes continued collaboration with third-party hardware partners, just as Rovi has done for decades and TiVo has done more recently with MSOs. Our exploration of options to bring the TiVo experience to consumers in new and different ways should not be construed as a lack of passion or commitment to this important aspect of our business.

The TiVo brand, award-winning user interface and design-centered development approach are all a direct result of a relentless focus on the consumer experience. This consumer-experience focus will continue post-acquisition and remains one of the core reasons for Rovi’s acquisition of TiVo.

With a dynamic media and entertainment market undergoing rapid transformation, the proliferation of content and technology options have created fragmentation that makes the user experience more important than ever. As we combine the companies, we expect to draw upon our strengths to accelerate the adoption of our integrated solutions, bringing the next generation of entertainment discovery to consumers worldwide.

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking” statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the proposed acquisition of TiVo and expected transaction timing. A number of factors could cause Rovi’s and TiVo’s actual results to differ from anticipated results expressed in such forward-looking statements. Such factors include, among others, 1) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; 2) uncertainty as to the actual premium that will be realized by TiVo stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Rovi and TiVo; 4) uncertainty as to the long-term value of the combined companies’ common stock; 5) failure to receive the approval of the stockholders of either Rovi or TiVo; and 20) unexpected costs, charges or expenses resulting from the transaction, as well as management’s response to any of the aforementioned factors. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Rovi’s Annual Report on Form 10-K for the period ended December 31, 2015 and Rovi’s Quarterly Report on Form 10-Q for the period ended March 31, 2016, TiVo’s Annual Report on Form 10-K for the period ended January 31, 2016 and TiVo’s Quarterly Report on Form 10-Q for the period ended April 30, 2016, and other securities filings which are on file with the Securities and Exchange Commission (available at www.sec.gov). Neither company assumes any obligation to update any forward-looking statements except as required by law.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any stockholder of Rovi, TiVo or Parent. In connection with the Merger Agreement Rovi, TiVo and Parent intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Parent that will contain a joint proxy statement/prospectus. ROVI AND TIVO STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT ROVI, TIVO, PARENT AND THE PROPOSED TRANSACTION. Stockholders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available), as well as any other documents filed by Rovi, Parent and TiVo with the Securities and Exchange Commission, at the Securities and Exchange Commission’s Web site at http://www.sec.gov. Stockholders may also obtain a free copy of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus from Rovi by directing a request to Rovi Investor Relations at +1-818-565-5200 and from TiVo by directing a request to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, (212) 929-5500, proxy@mackenziepartners.com.

PARTICIPANTS IN THE SOLICITATION

Rovi, Parent, TiVo and their respective directors and executive officers and other members of their management and employees may be deemed, under Securities and Exchange Commission rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Rovi’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on March 10, 2016 and information regarding TiVo’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on May 27, 2016. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus that Parent will file with the Securities and Exchange Commission when it becomes available. Stockholders may obtain a free copy of these documents as described in the preceding paragraph.